

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited
5/F, Block A2, Northern District, CEA Building
36 Hongxiang 3rd Road, Minhang District, Shanghai
The People's Republic of China

Re: China Eastern Airlines Corporation Limited
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 28, 2021
File No. 001-14550

Dear Mr. Zhou :

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   • increased demand for services that result in lower emissions than competing products;
   • increased competition to develop innovative new services that result in lower emissions; and
   • any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Qimin Zhou
China Eastern Airlines Corporation Limited
September 17, 2021
Page 2

3. Disclose any material litigation risks related to climate change and the potential impact to the company.

4. Quantify any material increased compliance costs related to climate change.

5. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Brad Skinner, Office Chief at (202) 551-3489, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation